RECEIVED **Rabobank**

2008 OCT 14 A 11:42

Rabobank Nederland
Directoraat Control Rabobank Groep

Sender UC-G 717, Postbus 17100, 3500 HG Utrecht

Visiting address Croeselaan 18, Utrecht

Telephone 00 31 302162615

Fax 0031 302161940

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A. [redacted]

08005347

Our reference BB/jcd
Date Oktober 2, 2008

SUPPL

Subject **Rabobank Nederland Rule 12g3-2(b) File No. 82-5010**

The enclosed press releases from the periode September 2008 and the Pricing Supplements of September 2008 are being furnished to the Securities and Exchange Commission (the "**SEC**") on behalf of Rabobank Nederland (the "**Bank**") pursuant to the exemption from the Securities Exchange Act of 1934 (the "**Act**") afforded by Rule 12g3-2(b) there under.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

Yours sincerely,
Rabobank Nederland

Prof.dr.ir.Bert Bruggink
Executive Board / CEO Rabobank Group

PROCESSED
OCT 16 2008
THOMSON REUTERS

Rabobank

Rabobank in business

New Rabobank report: High commodity prices hard to swallow

29-9-2008 | Other news

Thanks to its low feed conversion rates, poultry remains one of the most competitively priced animal proteins available, a remarkable advantage in the period of plummeting consumer confidence, Rabobank says in a landmark report.

But its expansion could be threatened by the omnipresent global surge in commodity prices.

Holistic approach
Adopting a holistic approach, the report covers a wide range of food segments including beef, pork and salmon along with vannamei shrimp and panguasius, undoubtedly making it a very appealing reading for all stakeholders involved in the food industry.

Effectively, the European pork sector is facing the highest production cost increase as a direct result of high commodity prices.

Salmon least affected animal protein
Of the six sub-sectors investigated, salmon _ the most carnivorous of all the species studied _ showed signs of stubborn resilience against the global upsurge in commodity prices.

This performance could be attributed to a handful of reasons, explained Gorjan Nikolik of Rabobank's Food & Agribusiness Research and Advisory (FAR), who co-authored the report.

"To understand the performance of salmon, we need to look at the gains made by feed formula change as well as operational efficiencies made by the industry, which have kept overall salmon cost stable while production cost for all other proteins have witnessed a significant increase," he said.

Beyond high commodity prices
Apart from commodity prices on the cost of production, other factors which help make each livestock or aquaculture industry a case apart include animal diseases, energy costs, labour, land costs, credit availability, legislation changes, weather and consolidation, argues the report.

Looking beyond the impact of commodities, the report further discusses factors unique in each industry such as disease outbreaks, legislation changes and technological developments.

Related information

Food & Agribusiness Research

Rabobank

Rabobank in business

Increasing investment needs in European solar and wind assets

18-9-2008 | Other news

During the Renewable Energy Finance Forum (REFF) conference in London on September 15th and 16th Tanja Cuppen, Global Head of Corporate Finance of Rabobank International, predicted an increase of annual investments in European solar and wind assets from € 23 bln in 2008 to around € 85 bln in 2020 based on Rabobank Clean Tech Research installed capacity forecasts.

Cuppen was one of the key members of Financial Sector Response panel during the Renewable Energy Finance Forum (REFF) London, Europe's largest event for renewable energy finance and investment. The conference united investors with project developers and senior executives from across the renewable energy and technology sectors. Rabobank was one of the main sponsors of the event.

"With the credit crunch affecting the market, Rabobank predicts a shortage in debt financing for renewable energy assets to develop towards 2020. This could mean that the fast growth in renewable energy assets will be delayed", Cuppen said. Most financing of renewable energy projects is currently taken on by banks and energy companies. But Rabobank would like to interest other financial institutions, such as pension funds and insurance companies, to also invest in renewable energy assets - their more active presence in the market would lessen the capital shortage.

Cuppen also stressed that Rabobank Group, with an investment portfolio in clean technology of EUR 20 bln, has a long term committment to sustainability and financing clean technology. Rabobank is currently expanding its presence in sustainable energy globally.

A tell-tale sign of Rabobanks commitment to financing renewable energy is the renaming of its project finance department into REIF: Renewable Energy & Infrastructure Finance. In this field, Rabobank focuses in particular on wind farms, solar installations, and biomass-based energy-generators.

Related information

Contact the Renewable Energy & Infrastructure Finance Team

Rabobank REFF presentation London september 2008

Rabobank

Rabobank in business

Ruud Nijs appointed new Director of CSR

3-9-2008 | Other news

Ruud Nijs (48) has been appointed head of the Corporate Social Responsibility (CSR) Department at Rabobank Nederland. He will succeed Bart Jan Krouwel who will step down in January upon reaching the legal age of retirement.

R.W.M. (Ruud) Nijs is currently Director of Financial Logistics. He will transfer internally to the Corporate Social Responsibility Department on 1 October 2008. Mr Nijs will subsequently assume Bart Jan Krouwel's position and responsibilities as Head of the CSR Departmenteffective 1 January 2009. Mr Krouwel will continue to be associated with Rabobank in the role of adviser.

Attracting and alluring
Nijs explains his vision for the CSR Department, "Bart Jan Krouwel is a pioneer in the field of corporate social responsibility and has succeeded in placing this issue on the map in the financial world. My aim is to link CSR even more effectively to the business, our clients and Rabobank itself."

Nijs' current position has enabled him to become familiar with a diverse range of sustainability dossiers within the bank over the past several years. "Corporate Social Responsibility must come from the heart and be based on integrity. While you cannot make CSR mandatory, as a bank we still have scope for achieving much more in this area by making it more attracting and alluring."

Nijs joined the Rabobank Group in 2003 and has held various positions within the organisation including management posts at Corporate Clients Product Management and Corporate Insurance. He was responsible for setting up the Financial Logistics business line at Rabobank International Corporate Clients four years ago. In this role he served as an 'enterprising banker' who operated in close contact with clients. Prior to joining Rabobank, Mr Nijs worked for more than 12 years at ABN Amro, two years at the NASDAQ-listed software house HNC Software and owned his own company.

Rabobank

Rabobank in business

Input prices take toll on Aussie farmers

1-9-2008 | Other news

Ongoing high input prices and limited winter rainfall are taking their toll on Australian farmers, says the latest quarterly Rabobank Rural Confidence Survey. A greater number of the nation's farmers now expect economic conditions to worsen than improve.

Results at a glance:
• Australian farmer confidence has further eased this quarter and is now at a negative level.
• Rising input costs – along with concerns about drought – had the biggest impact on confidence levels.
• Sugar producers were found to be the least confident this quarter, with 67 per cent expecting conditions to worsen. Confidence among beef and sheep producers was also found to be relatively weak.
• In line with the easing of headline confidence, income expectations and investment intentions have also moderated.
• Australian agriculture can expect some shifts in production over the next 18 months, with 37 per cent of farmers indicating an intention to change their enterprise mix.

Rabobank Australia's Peter Knoblanche said the result reflected a combination of factors including unrelenting increases in input prices and a winter where rain had still been in "tight supply" in a number of areas. Commodity prices have not been high enough to offset the negative impacts of input prices and shortfalls in rain.

Commodity prices
"At a general level, commodity prices are still considered strong, but input prices are a major worry for farmers," he said. "Although oil prices have begun to moderate in recent weeks, the increasing cost of other significant farm inputs, such as fertiliser and chemicals, continues to have an impact on farmers' profit margins and perceptions.

Sectors
Sentiment was stronger among dairy and cotton producers, however weaker across all other agricultural sectors this survey, with the biggest decreases observed among sheep, beef and grain producers.

Enterprise mix
With many producers seeking to diversify and add alternate crops, net increases in the production of grain, dairy and prime lamb are forecast, while sugar production looks set for the biggest downward shift.

The Rabobank Rural Confidence Survey has been conducted since 2000 by an independent research organisation interviewing an average of 1200 farmers throughout the country each quarter. The next results are scheduled for release in November 2008.

Rural Confidence Survey September 2008

Execution Version

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 110,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 1937A
TRANCHE NO: 1

LVL 3,000,000 6.25 per cent. Fixed Rate Notes 2008 due 24 September 2009 (the "Notes")

Issue Price: 99.0675 per cent.

TD Securities

The date of these Final Terms is 22 September 2008

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular (the 'Offering Circular') dated May 13, 2008 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the 'Prospectus Directive'). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the Notes and the impact this investment will have on the potential investor's overall investment portfolio.

1		Issuer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1937A
	(ii)	Tranche Number:	1
3		Specified Currency or Currencies:	The lawful currency of the Republic of Latvia ("Latvian LAT" or "LVL") provided that all payments will be made in Euro ("EUR")
4		Aggregate Nominal Amount:	
	(i)	Series:	LVL 3,000,000
	(ii)	Tranche:	LVL 3,000,000
5		Issue Price:	99.0675 per cent. of the Aggregate Nominal Amount
6	(i)	Specified Denominations:	LVL 50,000 and multiples thereof
	(ii)	Calculation Amount:	LVL 50,000
7	(i)	Issue Date:	24 September 2008
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8		Maturity Date:	24 September 2009

9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)	No
10	Interest Basis:	6.25 per cent. Fixed Rate (further particulars specified below)
11	Redemption/Payment Basis:	Redemption at par (further particulars specified below)
12	Change of Interest or Redemption/Payment Basis:	Not Applicable
13	Put/Call Options:	Not Applicable
14	(i) Status of the Notes:	Senior
	(ii) Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate of Interest:	6.25 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	24 September 2009
	(iii)	Fixed Coupon Amount(s):	LVL 3,125 per Calculation Amount, provided, however, that the Fixed Coupon Amounts will be paid on the Interest Payment Date in EUR, such EUR amount obtained by dividing the relevant Fixed Coupon Amount by the applicable EUR/LVL Reference Rate (as defined below)
	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(a)):	Actual/Actual-ICMA (unadjusted)
	(vi)	Determination Date(s) (Condition 1(a)):	Five (5) London, New York, Riga and TARGET2 Business Days prior to the Interest Payment Date in accordance with the Following Business Day Convention.

(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	The Calculation Agent will determine the EUR/LVL Reference Rate (as defined below) on the relevant Determination Date as soon as practicable to calculate the Fixed Coupon Amount in EUR. The Interest Amount shall be a EUR amount calculated on the Determination Date as follows: Rate of Interest multiplied by the Aggregate Nominal Amount of the Notes divided by the EUR/LVL Reference Rate and rounding, if necessary, the entire resulting figure to the nearest 2 decimal places with EUR 0.005 being rounded upwards. Where: "EUR/LVL Reference Rate", in respect of the Determination Date, means the LVL mid rate versus Euros for settlement in two business dates as reported on both Reuters page ECB37 (European Central Bank Foreign Exchange Reference Rate) and the European Central Bank website at approximately 1:15pm, London time, on each Rate Fixing Date (as defined below). If the European Central Bank Foreign Exchange Reference Rate is not available for any reason on the Determination Date, the Reference Rate shall be determined by the Calculation Agent acting in good faith and in a commercially reasonable manner, having taken into account relevant market practice.

17	**Floating Rate Provisions**	Not Applicable
18	**Zero Coupon Note Provisions**	Not Applicable
19	**Index Linked Interest Note Provisions**	Not Applicable
20	**Equity Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable

24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**	The Final Redemption Amount will be an amount in EUR calculated by the Calculation Agent on the Determination Date with respect to the Maturity Date as follows: LVL 50,000 per Calculation Amount divided by the EUR/LVL Reference Rate (as defined in 16(vii) above) and rounding, if necessary, the entire resulting figure to the nearest 2 decimal places, with EUR 0.005 being rounded upwards. Determination Date with respect to the Maturity Date means five (5) London, New York, Riga and TARGET2 Business Days prior to the Maturity Date, subject to adjustment of the Maturity Date in accordance with the Following Business Day Convention.
25	**Final Redemption Amount (Equity Linked Redemption Notes)**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes)**	Not Applicable
27	**Early Redemption Amount**	

	(i)	Early Redemption Amount(s) payable per Calculation Amount and/or the method of calculating the same (if required or if different from that set out in the Conditions) on redemption (a) on the occurrence of an event of default (Condition 13) or (b) for illegality (Condition 7(*j*)) or (c) for taxation reasons (Condition 7(*c*)), or (d) in the case of Equity Linked Redemption Notes, following certain corporate events in accordance with Condition 7(*g*) or (e) in the case of Index Linked Redemption Notes, following an Index Modification, Index Cancellation or Index Disruption Event (Condition 7(*h*)) or (f) in the case of Equity Linked Redemption Notes or Index Linked Redemption Notes, following an Additional Disruption Event (if applicable) (Condition 7(*i*)):	In the event the Notes become due and payable as provided in the Conditions, the Early Redemption Amount with respect to the Aggregate Nominal Amount of Notes will be a EUR amount equal to the Final Redemption Amount that is determined in accordance with item 24.
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes
	New Global Notes	No
		Temporary Global Note exchangeable for permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note.
29	Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates:	London, New York, Riga and TARGET2

30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each Instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary or permanent Global Note and the temporary or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	Not Applicable
	(ii)	Stabilising Manager (if any):	Not Applicable
	(iii)	Dealers' Commission:	Management and underwriting commission of 0.10 per cent. of the Aggregate Nominal Amount of the Notes
37		If non-syndicated, name and address of Dealer:	**The Toronto-Dominion Bank** Triton Court 14/18 Finsbury Square London EC2A 1DB United Kingdom

38	Applicable TEFRA exemption	D Rules
39	Additional selling restrictions:	Latvia The Dealer has represented and agreed that the Notes have not been registered under the Law on the Financial Instruments Market of Latvia and may not be publicly offered or sold within the territory of Latvia. The Dealer has represented and agreed that it has not publicly offered or sold, and will not offer or sell, any Note within Latvia and that neither it nor any of its affiliates, nor any persons acting on its or its affiliates behalf, have engaged or will engage in any directed public selling efforts in Latvia with respect to the Notes. The Dealer has further represented and agreed that it (A) has not offered or sold, and will not offer or sell, the Notes to a person who is a resident of Latvia other than in accordance with the laws of the Republic of Latvia and the Rules of the Financial and Capital Market Commission in Latvia and (B) has not delivered and will not deliver within Latvia any Notes in definitive form that are sold.
40	Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 1.420454 producing a sum of (for Notes not denominated in Euro):	Euro 4,261,362
43	In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 110,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg Stock Exchange
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange's regulated market with effect from 24 September 2008.
(iii)	Estimate of total expenses related to admission to trading:	EUR 715

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch:	AA+

As defined by Standard & Poor's, an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3. Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided the *Commission de surveillance du secteur financier* in Luxembourg with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5	**Operational information**	
(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	No
(ii)	ISIN Code:	XS0385333470
(iii)	Common Code:	038533347
(iv)	WKN (German security code):	Not Applicable
(v)	Private Placement number:	Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(vii)	Delivery:	Delivery against payment
(viii)	Names and addresses of additional Paying/Deliver Agents (if any):	Not Applicable
(ix)	Names (and addresses) of Calculation Agent(s) (if different from Deutsche Bank AG, (London Branch):	**The Toronto-Dominion Bank** Syndication Department 77 King Street W 17 Flr. Toronto, Ontario M5K 1A2 Canada

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

Euro 110,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 1931A
TRANCHE NO: 1
CHF225,000,000 3.25 per cent. Fixed Rate Notes 2008 due 2011 (the "Tranche A Notes")
CHF100,000,000 3.25 per cent. Fixed Rate Notes 2008 due 2011 (the "Tranche B Notes" and, together with the Tranche A Notes, the "Notes")

Issue Price of the Tranche A Notes: 100.387 per cent.
Issue Price of the Tranche B Notes: 100.480 per cent.

ABN AMRO Bank N.V., Zurich Branch
Bank Coop AG
Bank Julius Baer & Co. Ltd.
Bank Vontobel AG
Bayerische Hypo- und Vereinsbank AG, Munich, Zurich Branch (UniCredit)

Bank Sarasin & Co. Ltd.

UBS Investment Bank
Credit Suisse
Lombard, Odier, Darier, Hentsch
Pictet & Cie
Raiffeisen Switzerland
Rüd Blass & Cie AG
Zurich Cantonalbank

The date of these Final Terms is 20 August 2008

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions (the 'Conditions') set forth in the Offering Circular dated 13 May 2008 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

In conjunction with the issue of, and the admission to trading of, the Notes on SWX Swiss Exchange, a listing prospectus has been prepared dated 20 August 2008 (the "**Listing Prospectus**") by Rabobank Nederland.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1931A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		Swiss Francs ("CHF")
4	Aggregate Nominal Amount:		
	(i)	Series:	CHF325,000,000
	(ii)	Tranche A:	CHF225,000,000
		Tranche B:	CHF100,000,000
5	Issue Price:		The Tranche A Notes will be issued at 100.387 per cent. of the Aggregate Nominal Amount and the Tranche B Notes will be issued at 100.480 per cent. of the Aggregate Nominal Amount
6	(i)	Specified Denominations:	CHF5,000 and integral multiples thereof
	(ii)	Calculation Amount:	Not Applicable
7	(i)	Issue Date:	22 August 2008

(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:	22 August 2011
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)	No
10	Interest Basis:	3.25 per cent. Fixed Rate (further particulars specified below)
11	Redemption/Payment Basis:	Redemption at par
12	Change of Interest or Redemption/ Payment Basis:	Not Applicable
13	Put/Call Options:	Not Applicable
14 (i)	Status of the Notes:	Senior
(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:	Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**	Applicable
(i)	Rate of Interest:	3.25 per cent. per annum payable annually in arrear
(ii)	Interest Payment Date(s):	22 August in each year commencing on 22 August 2009 and ending on the Maturity Date
(iii)	Fixed Coupon Amounts(s):	CHF162.50 per CHF5,000 in nominal amount
(iv)	Broken Amount:	Not Applicable
(v)	Day Count Fraction (Condition 1(a)):	30/360 (unadjusted)
(vi)	Determination Date(s) (Condition 1(a)):	Not Applicable
(vii)	Other terms relating to the method of calculating Interest for Fixed Rate Notes:	Not Applicable
17	**Floating Rate Provisions**	Not Applicable
18	**Zero Coupon Note Provisions**	Not Applicable
19	**Index Linked Interest Note Provisions**	Not Applicable

20	**Equity Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**	CHF5,000 per Note of CHF5,000 Specified Denomination
25	**Final Redemption Amount (Equity Linked Redemption Notes)**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes)**	Not Applicable
27	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) payable per Specified Denomination and/or the method of calculating the same (if required or if different from that set out in the Conditions) on redemption (a) on the occurrence of an event of default (Condition 13) or (b) for illegality (Condition 7(*j*)) or (c) for taxation reasons (Condition 7(*c*)), or (d) in the case of Equity Linked Redemption Notes, following certain corporate events in accordance with Condition 7(*g*) or (e) in the case of Index Linked Redemption Notes, following an Index Modification, Index Cancellation or Index Disruption Event (Condition 7(*h*)) or (f) in the case of Equity Linked Redemption Notes or Index Linked Redemption Notes, following an Additional Disruption Event (if applicable) (Condition 7(*i*)):	As set out in the Conditions
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes

(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes
	New Global Notes:	No
		The Notes will be represented by a Permanent Global Note (the "**Permanent Global Note**") substantially in the form attached to the supplemental agency agreement dated 22 August, 2008 (the "**Supplemental Agency Agreement**") between the Issuer, UBS AG in its capacity as the principal Swiss paying agent (the "**Principal Swiss Paying Agent**") and others.
		The Permanent Global Note is exchangeable in whole but not in part for Definitive Notes only (i) if the Principal Swiss Paying Agent deems, in its reasonable discretion, the printing of Definitive Notes to be necessary, at any time, or if, under Swiss or any other applicable foreign laws and regulations, the enforcement of obligations under the Notes can only be ensured by means of effective Definitive Notes or (ii) upon the occurrence of the events set out in the Permanent Global Note. In such cases, the Issuer shall provide, at its own cost and expense, for the printing and delivery of Definitive Notes with Coupons attached in accordance with the rules and regulations of SWX Swiss Exchange.
		The Permanent Global Note shall be deposited with SIS SegaInterSettle AG, the Swiss Securities Services Corporation located in Olten, Switzerland ("**SIS SegaInterSettle AG**", which expression shall include any other clearing institution recognized by SWX Swiss Exchange) until final redemption of the Notes or the exchange of the Permanent Global Note for Definitive Notes. The Permanent Global Note will document the right to receive principal and interest thereon and all other

		rights and obligations in connection therewith. So long as the Notes are represented by the Permanent Global Note, each Noteholder shall be the beneficial holder of a quotal co-ownership interest in the Permanent Global Note to the extent of the amount (determined on the basis of statements of account provided by SIS SegaInterSettle AG) of their investment therein. In accordance with the regulations of SWX Swiss Exchange, Noteholders do not have the right to request the printing and delivery of Definitive Notes. Should the Definitive Notes and Coupons be printed, the Principal Swiss Paying Agent will then exchange the Permanent Global Note against delivery of the Definitive Notes and Coupons and thereupon cancel and return the Permanent Global Note to the Issuer. The Definitive Notes and Coupons will be printed and issued to the holders of beneficial interests in the Permanent Global Note free of charge in exchange of such interests in the Permanent Global Note.
29	Financial Centre(s) (Condition 10(*h*)) or other special provisions relating to payment dates:	Zurich
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
34	Consolidation provisions:	Not Applicable

35 Other terms or special conditions:

(i)	Payments:	Payments of principal and interest in respect of the Notes (denominated in Swiss Francs) will be made irrespective of any present or future transfer restrictions and without regard to any bilateral or multilateral payment or clearing agreement which may be applicable at the time of such payments in freely disposable Swiss Francs without collection costs in Switzerland and without any restrictions and irrespective of nationality, domicile or residence of a Noteholder or Couponholder and without requiring any certification, affidavit or the fulfilment of any other formality. The receipt by the Principal Swiss Paying Agent of the due and punctual payment of the funds in Swiss Francs in Zurich releases the Issuer from its obligation under the Notes and Coupons for the payment of interest and principal due on the respective payment dates to the extent of such payment. Condition 10(a) shall be construed accordingly.
(ii)	Paying Agents:	In respect of the Notes (denominated in Swiss Francs), the Issuer will at all times maintain a Paying Agent having a specified office in Switzerland and will at no time maintain a Paying Agent having a specified office outside Switzerland in relation to such Notes. Condition 10(e) shall be construed accordingly.
(iii)	Notices:	So long as the Notes are listed on SWX Swiss Exchange and so long as the rules of SWX Swiss Exchange so require, all notices in respect of the Notes will be validly given through the Principal Swiss Paying Agent (i) by means of electronic publication on the internet website of SWX Swiss Exchange (www.swx.com); or (ii) otherwise in accordance with the regulations of SWX Swiss Exchange. Condition 17 shall be construed accordingly.

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	**Joint Lead Managers** ABN AMRO Bank N.V., Zurich Branch Beethovenstrasse 33 8022 Zurich Switzerland Bank Sarasin & Co. Ltd. Elizabethenstrasse 62 CH-4051 Basel Switzerland UBS AG Bahnhofstrasse 45 PO Box 8098 Zurich Switzerland **Co-Lead Managers** Bank Coop Ltd Aeschenplatz 3 4052 Basel Switzerland Bank Julius Baer & Co. Ltd. Bahnhofstrasse 36 P.O. Box 8010 Zurich Switzerland Bank Vontobel Ltd Gotthardstrasse 43 8002 Zürich Switzerland Bayerische Hypo- und Vereinsbank AG, Munich, Zurich Branch (UniCredit) Gartenstrasse 32 8002 Zürich Switzerland Credit Suisse Paradeplatz 8 CH-8001 Zurich Switzerland Lombard, Odier, Darier, Hentsch & Cie Rue de la Corraterie 11 1204 Geneva Switzerland Pictet et Cie Route des Acacias 60 1211 Geneva 73 Switzerland

		Raiffeisen Switzerland Cooperative Raiffeisenplatz 4 9001 St. Gallen Switzerland
		Rüd Blass & Cie AG Bankgeschäft Selnaustrasse 32 8001 Zürich Switzerland
		Zurich Cantonalbank Postfach 8010 Zürich Switzerland
	(ii) Stabilising Manager(s) (if any):	Not Applicable
	(iii) Managers' Commission:	The Joint Lead Managers will receive a combined management and underwriting commission of 0.65 per cent. and the Co-Lead Managers will receive a combined management and underwriting commission of 0.55 per cent. in each case, of the Aggregate Nominal Amount of the Notes
37	If non-syndicated, name and address of Dealer:	Not Applicable
38	Applicable TEFRA exemption:	D Rules applicable in accordance with usual Swiss practice
39	Additional selling restrictions:	Not Applicable
40	Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate 0.614634, producing a sum of (for Notes not denominated in Euro):	Euro 199,756,050
43	In the case of Notes listed on Euronext Amsterdam:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 110,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	SWX Swiss Exchange
(ii)	Admission to Trading:	Application has been made for the Notes to be provisionally admitted to trading on SWX Swiss Exchange with effect from 18 August 2008.
(iii)	Estimate of total expenses related to admission to trading:	Not Applicable.

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by Standard & Poor's, an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's, an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch, an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

Not Applicable.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular and the Listing Prospectus so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds:	Tranche A: CHF224,283,250 Tranche B: CHF99,830,000
(iii)	Estimated total expenses:	Not Applicable.

6 Yield

(i)	Indication of yield:	Tranche A: 3.308 per cent. per annum Tranche B: 3.275 per cent. per annum This is the yield-to-maturity and is calculated as the rate of return anticipated on the Notes as if they will be held until the Maturity Date. The calculation of the yield-to-maturity takes into account the Issue Price of the Notes, the Aggregate Nominal Amount of the Notes, the Rate of Interest and the time to Maturity. It is also assumed that all coupons are reinvested at the same rate. The yield is calculated at the Issue Date on the basis of the Issue Price. It is not an indication of future yield.

7 Operational Information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	No
(ii)	ISIN Code:	Tranche A: CH0044193669 Tranche B: CH0044633250 (temporary ISIN Code until the Issue Date, where the Tranche B Notes will take the same ISIN Code as the Tranche A Notes as specified above).
(iii)	Common Code:	Tranche A: 037821420 Tranche B: 038186515 (temporary Common Code until the Issue Date, where the Tranche B Notes will take the same Common Code as the Tranche A Notes as specified above).
(iv)	German WKN-code:	Not Applicable
(v)	Private Placement number	Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	SIS SegaInterSettle AG, the Swiss Securities Services Corporation in Olten, Switzerland Tranche A Swiss Security Number: 4.419.366 Tranche B Swiss Security Number: 4.463.325 (until the Issue Date, where the Tranche B Notes will take the same Swiss Security Number as the Tranche A Notes as specified above).
(vii)	Delivery:	Delivery against payment
(viii)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):	UBS AG, Bahnhofstrasse 45, PO Box 8098, Zurich, Switzerland, shall act as issuing and principal paying agent in Switzerland (the "**Principal Swiss Paying Agent**") in respect of the Notes. All references in the Terms and Conditions of the Notes to the Fiscal Agent shall be deemed to be references to the Principal Swiss Paying Agent.
(ix)	Names (and addresses) of	Not Applicable

Calculation Agent(s) (if different from Deutsche Bank AG, London Branch):	

8 General

(i)	Time period during which the offer is open:	Not Applicable
(ii)	Description of the application process:	Not Applicable
(iii)	Description of possibility to reduce subscriptions:	Not Applicable
(iv)	Manner for refunding excess amount paid by applicants:	Not Applicable
(v)	Minimum and/or maximum amount of application:	Not Applicable
(vi)	Method and time limit for paying up the securities and for delivery of the securities:	Not Applicable
(vii)	Manner and date in which results of the offer are to be made public:	Not Applicable
(viii)	Procedure for exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised:	Not Applicable

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

Euro 110,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 1935A
TRANCHE NO: 1

EUR 20,000,000 Index linked Interest Notes 2008 due 20 August 2013
linked to the Dow Jones EURO STOXX 50® Index

Issue Price: 100 per cent.

HSBC Bank Plc

The date of these Final Terms is 19 August 2008

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular (the 'Offering Circular') dated May 13, 2008 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the 'Prospectus Directive'). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1935A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		Euro ("EUR")
4	Aggregate Nominal Amount:		
	(i)	Series:	EUR 20,000,000
	(ii)	Tranche:	EUR 20,000,000
5	Issue Price:		100 per cent. of the Aggregate Nominal Amount
6	(i)	Specified Denominations:	EUR 50,000
	(ii)	Calculation Amount:	EUR 50,000
7	(i)	Issue Date:	20 August 2008
	(ii)	Interest Commencement Date:	Not Applicable
8	Maturity Date:		20 August 2013
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No

10	Interest Basis:	Index Linked Interest Further particulars specified below
11	Redemption/Payment Basis:	Redemption at par
12	Change of Interest or Redemption/ Payment Basis:	Not Applicable
13	Put/Call Options:	Not Applicable
14	(i) Status of the Notes:	Senior
	(ii) Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**	Not Applicable
17	**Floating Rate Provisions**	Not Applicable
18	**Zero Coupon Note Provisions**	Not Applicable
19	**Index Linked Interest Note Provisions**	Applicable
	(i) Description of formula to be used for determining Rate(s) of Interest and Interest Amount:	Unless previously redeemed or purchased and cancelled, the amount of interest payable in respect of each Note on the Interest Payment Date shall be an amount in the Specified Currency determined by the Calculation Agent in accordance with the following formula: Denomination × [110.75% × max(0%;$Perf_{final}$-1) Where: "**$Perf_{final}$**" means $\frac{S_{final}}{S_{initial}}$ Where: "**S_{final}**" means the Reference Level of the Index on the Index Valuation Date; "**$S_{initial}$**" means the Reference Level of the Index on the Initial Fixing Date, being 3,397.25; "**Initial Fixing Date**" means 7 August 2008.

(ii)	Calculation Agent responsible for calculating the Rate(s) of Interest and Interest Amount:	HSBC Bank Plc
(iii)	Index:	Dow Jones EURO STOXX 50® Index (Bloomberg code: SX5E)
	Sponsor:	STOXX Limited
	Exchange:	In respect of each security comprising the Dow Jones EURO STOXX 50® Index, the exchange or quotation system on which such security is listed (for the avoidance of doubt, where such security has more than one listing, "Exchange" shall mean the exchange or quotation system used by the Index Sponsor when calculating the Dow Jones EURO STOXX 50® Index), any successor to such exchange or quotation system or any substitute exchange or quotation system to which trading in the securities comprising the Dow Jones EURO STOXX 50® Index has temporarily relocated
	Related Exchange	All Exchanges
(iv)	Index Valuation Date:	7 August 2013
(v)	Valuation Time:	Condition 1(a) applies
(vi)	Provisions for determining Rate(s) of Interest and Interest Amount where calculation by reference to Index and/or Formula and or other variable is impossible or impracticable:	Not Applicable
(vii)	*Additional Disruption Events:*	Not Applicable
(viii)	Interest Period(s):	Not Applicable
(ix)	Interest Period Date(s):	Not Applicable
(x)	Specified Interest Payment Dates:	The Maturity Date
(xi)	Business day Convention:	Not Applicable
(xii)	Business Centre(s) (*Condition 1(a)*):	TARGET

(xiii)	Minimum Rate of Interest:	0 per cent. per annum
(xiv)	Maximum Rate of Interest:	Not Applicable
(xv)	Day Count Fraction (Condition 1(*a*)):	Not Applicable
(xvi)	Correction of Index Levels	Correction of Index Levels does not apply and the Reference Level shall be calculated without regard to any subsequently published correction
(xvii)	Such other additional terms or provisions as may be required:	Not Applicable

20	**Equity Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**	EUR 50,000 per Calculation Amount
25	**Final Redemption Amount (Equity Linked Redemption Notes)**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes)**	Not Applicable
27	**Early Redemption Amount**	

(i)	Early Redemption Amount(s) payable per Calculation Amount and/or the method of calculating the same (if required or if different from that set out in the Conditions) on redemption (a) on the occurrence of an event of default (Condition 13) or (b) for illegality (Condition 7(*j*)) or (c) for taxation reasons (Condition 7(*c*)), or (d) in the case of Equity Linked Redemption Notes, following certain corporate events in	Not Applicable

	accordance with Condition 7(*g*) or (e) in the case of Index Linked Redemption Notes, following an Index Modification, Index Cancellation or Index Disruption Event (Condition 7(*h*)) or (f) in the case of *Equity Linked Redemption* Notes or Index Linked Redemption Notes, following an Additional Disruption Event (if applicable) (Condition 7(*i*)):	
(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	No
(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(*f*)):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes
	New Global Notes:	No
		Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
29	Financial Centre(s) (Condition 10(*h*)) or other special provisions relating to payment dates:	TARGET
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable

32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary and/or permanent Global Note and the temporary and/or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	Not Applicable
	(ii)	Stabilising Manager(s) (if any):	Not Applicable
	(iii)	Managers' Commission:	Not Applicable
37		If non-syndicated, name and address of Dealer:	HSBC Bank plc 8 Canada Square London E14 5HQ United Kingdom
38		Applicable TEFRA exemption:	D Rules
39		Additional selling restrictions:	Not Applicable
40		Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable

42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of [•], producing a sum of (for Notes not denominated in Euro):	Not Applicable.
43	In the case of Notes listed on Euronext Amsterdam:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 110,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms. Information on the underlying has been extracted from STOXX Limited. The Issuer confirms that such information has been accurately reproduced and that, so far as it is aware, and is able to ascertain from information published by STOXX Limited, no facts have been omitted which would render the reproduced information inaccurate or misleading.

Signed on behalf of the Issuer:

By:

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg Stock Exchange
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on 20 August 2008 with effect from 20 August 2008.
(iii)	Estimate of total expenses related to admission to trading:	Not Applicable

2 Ratings

Rating: The long term senior debt of Rabobank has been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by Standard & Poor's, an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (Autoriteit Financiële Markten) has provided the Commission de surveillance du secteur financier in Luxembourg with a certificate of approval attesting that the 2008 Offering Circular has been drawn up in accordance with the Prospectus Directive.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Operational Information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	No
(ii)	ISIN Code:	XS0383017133
(iii)	Common Code:	038301713
(iv)	German WKN-code:	Not Applicable
(v)	Private Placement number	Not Applicable

(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):		Not Applicable
	(i)	The Depository Trust Company	Not Applicable
(vii)	Delivery:		Delivery against payment
(viii)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):		Not Applicable
(ix)	Names (and addresses) of Calculation Agent(s) (if different from Deutsche Bank AG, London Branch):		HSBC Bank Plc 8 Canada Square London E14 5HQ United Kingdom

6 General

Not Applicable

ANNEX

(this annex forms part to the Final Terms to which it is attached)

Index Disclaimers

STATEMENTS REGARDING THE DOW JONES EURO STOXX 50℠ INDEX

The following statement is required by the licensor of the Dow Jones EURO STOXX® 50 Index:

STOXX Limited ("STOXX") and Dow Jones & Company, Inc. ("Dow Jones") have no relationship to the issuer other than the licensing of the Dow Jones EURO STOXX® 50 Index and the related trademarks for use in connection with the Notes.
STOXX and Dow Jones do not:

- **Sponsor, endorse, sell or promote the Notes.**
- **Recommend that any person invest in the Notes or any other securities.**
- **Have any responsibility or liability for or make any decisions about the timing, amount or pricing of Notes.**
- **Have any responsibility or liability for the administration, management or marketing of the Notes.**
- **Consider the needs of the Notes or the owners of the Notes in determining, composing or calculating the Dow Jones EURO STOXX® 50 Index or have any obligation to do so.**

STOXX and Dow Jones will not have any liability in connection with the Notes. Specifically,

- **STOXX and Dow Jones do not make any warranty, express or implied and disclaim any and all warranty about:**
  - **The results to be obtained by the Notes, the owner of the Notes or any other person in connection with the use of the Dow Jones EURO STOXX® 50 Index, and the data included in the Dow Jones EURO STOXX® 50 Index;**
  - **The accuracy or completeness of the Dow Jones EURO STOXX® 50 Index and its data;**
  - **The merchantability and the fitness for a particular purpose or use of the Dow Jones EURO STOXX® 50 Index and its data;**
- **STOXX and Dow Jones will have no liability for any errors, omissions or interruptions in the Dow Jones EURO STOXX® 50 Index or its data;**
- **Under no circumstances will STOXX or Dow Jones be liable for any lost profits or indirect, punitive, special or consequential damages or losses, even if STOXX or Dow Jones knows that they might occur.**

The licensing agreement between the issuer and STOXX is solely for their benefit and not for the benefit of the owners of the Notes or any other third parties.

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

Euro 110,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 1842A
TRANCHE NO: 3
USD 200,000,000 Floating Rate Notes 2008 due 22 February 2010 (to be consolidated and form a single series with the Issuer's USD 600,000,000 Floating Rate Notes 2008 due 22 February 2010 issued on 22 February 2008 and USD 100,000,000 Floating Rate Notes 2008 due 22 February 2010 issued on 30 May 2008)

Issue Price: 99.881 per cent.

Morgan Stanley

The date of these Final Terms is 20 August 2008

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions (the 'Conditions') set forth in Offering Circular dated 14 May 2007. This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive (Directive 2003/71/EC) (the 'Prospectus Directive') and must be read in conjunction with the Offering Circular dated 13 May 2008, which constitutes a base prospectus for the purposes of the Prospectus Directive, save in respect of the Conditions which are extracted from the Offering Circular dated 14 May 2007. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circulars dated 14 May 2007 and 13 May 2008. The Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circulars dated 14 May 2007 and 13 May 2008, contains all information that is material in the context of the issue of the Notes. The Offering Circulars are available for viewing at, and copies may be obtained from Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the Notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1842A
	(ii)	Tranche Number:	3
3	Specified Currency or Currencies:		United States dollars ("USD")
4	Aggregate Nominal Amount:		
	(i)	Series:	USD 900,000,000
	(ii)	Tranche:	USD 200,000,000 (to be consolidated and form a single series with the Issuer's USD 600,000,000 Floating Rate Notes 2008 due 22 February 2010 issued on 22 February 2008 and the Issuer's USD 100,000,000 Floating Rate Notes 2008 due 22 February 2010 issued on 30 May 2008)
5	Issue Price:		99.881 per cent. of the Aggregate Nominal Amount Re-offer Price : 99.8775 per cent.
6	(i)	Specified Denomination:	USD 1,000
	(ii)	Calculation Amount:	Not Applicable
7	(i)	Issue Date:	22 August 2008

	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8		Maturity Date:	The Specified Interest Payment Date falling on or nearest to 22 February 2010
9		Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)	No
10		Interest Basis:	Floating Rate: Three month USD LIBOR + the Margin (further particulars specified below)
11		Redemption/Payment Basis:	Redemption at par
12		Change of Interest or Redemption/ Payment Basis:	Not Applicable
13		Put/Call Options:	Not Applicable
14	(i)	Status of the Notes:	Senior
	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15		Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16		**Fixed Rate Note Provisions**	Not Applicable
17		**Floating Rate Note Provisions**	Applicable
	(i)	Interest Period(s):	The period beginning on (and including) the Issue Date and ending on (but excluding) the first Specified Interest Payment Date and each successive period beginning on (and including) a Specified Interest Payment Date and ending on (but excluding) the next succeeding Specified Interest Payment Date
	(ii)	Specified Interest Payment Dates:	22 February, 22 May, 22 August and 22 November in each year, commencing on 22 November 2008 up to and including the Maturity Date, subject to adjustment in accordance with the Business Day Convention specified below
	(iii)	Business Day Convention:	Modified Following Business Day Convention
	(iv)	Business Centre(s) (Condition 1(*a*)):	Not Applicable
	(v)	Manner in which the Rate(s) of Interest is/are to be determined:	Screen Rate Determination

(vi)	Interest Period Date(s):	Each Specified Interest Payment Date
(vii)	*Party responsible for calculating the* Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent):	Not Applicable
(viii)	Screen Rate Determination (Condition 1(a)):	Applicable
-	Reference Rate:	Three month USD LIBOR
-	Interest Determination Date:	Two Business Days in New York City for USD prior to the commencement of each Interest Period
-	Relevant Screen Page:	Reuters page LIBOR01
(ix)	ISDA Determination (Condition 1(a)):	Not Applicable
(x)	Margin(s):	+ 0.12 per cent. per annum
(xi)	Minimum Rate of Interest:	Not Applicable
(xii)	Maximum Rate of Interest:	Not Applicable
(xiii)	Day Count Fraction (Condition 1(a)):	Actual/360 (adjusted)
(xiv)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	Not Applicable

18	***Zero Coupon Note Provisions***	Not Applicable
19	**Index Linked Interest Note Provisions**	Not Applicable
20	**Equity Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**	USD 1,000 per Note of USD 1,000 Specified Denomination
25	**Final Redemption Amount (Equity Linked Redemption Notes)**	Not Applicable

26	**Final Redemption Amount (Index Linked Redemption Notes)**	Not Applicable
27	**Early Redemption Amount**	

(i)	Early Redemption Amount(s) payable per Calculation Amount and/or the method of calculating the same (if required or if different from that set out in the Conditions) on redemption (a) on the occurrence of an event of default (Condition 13) or (b) for illegality (*Condition 7(j)*) or (c) for taxation reasons (Condition 7(c)), or (d) in the case of Equity Linked Redemption Notes, following certain corporate events in accordance with Condition 7(*g*) or (e) in the case of Index Linked Redemption Notes, following an Index Modification, Index Cancellation or Index Disruption Event (Condition 7(*h*)) or (f) in the case of Equity Linked Redemption Notes or Index Linked Redemption Notes, following an Additional Disruption Event (if applicable) (Condition 7(*i*)):	As set out in the Conditions
(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	No
(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes
	New Global Notes:	No

		Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
		Upon issue of the Temporary Global Note, the Temporary ISIN and Temporary Common Code will be those set out in paragraphs 11(ii)(a) and 11(iii)(a) of Part B of these Final Terms.
		Upon exchange of the Temporary Global Note for the Permanent Global Note, the Notes will be consolidated with, and form a single series with, the Issuer's USD 600,000,000 Floating Rate Notes 2008 due 22 February 2010 issued on 22 February 2008 and the Issuer's USD 100,000,000 a Floating Rate Notes 2008 due 22 February 2010 issued on 30 May 2008 and the ISIN and Common Code will be those set out in paragraphs 11(ii)(b) and 11(iii)(b) of Part B of these Final Terms.
29	Financial Centre(s) (Condition 10(*h*)) or other special provisions relating to payment dates:	New York City and London, subject to Condition 10(h)(B)
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable

35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary or permanent Global Note and the temporary or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

36	(i) If syndicated, names and addresses of Managers:	Not Applicable
	(ii) Stabilising Manager(s) (if any):	Not Applicable
	(iii) Manager's Commission:	Not Applicable
37	If non-syndicated, name and address of Dealer:	Morgan Stanley & Co. International plc 25 Cabot Square Canary Wharf London E14 4QA United Kingdom
38	Applicable TEFRA exemption:	D Rules
39	Additional selling restrictions:	Not Applicable
40	Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of USD1.00: Euro 0.668449, producing a sum of (for Notes not denominated in Euro):	Euro 133,689,800
43	In the case of Notes listed on Euronext Amsterdam:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 110,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised

A09796140/

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg Stock Exchange
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange's regulated market with effect from 22 August 2008. The Notes are to be consolidated and form a single series with the Issuer's USD 600,000,000 Floating Rate Notes 2008 due 22 February 2010 issued on 22 February 2008 and the Issuer's USD 100,000,000 Floating Rate Notes 2008 due 22 February 2010 issued on 30 May 2008 which are listed and admitted to trading on the Luxembourg Stock Exchange.
(iii)	Estimate of total expenses related to admission to trading:	Euro 400.00

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by Standard & Poor's, an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's, an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch, an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided each of the *Commission bancaire, financière et des assurances* (CBFA) in Belgium, *Epitroph Kefalaiagoras* in Greece, *Comisión Nacional del Mercado de Valores (CNMV)* in Spain, *Autorité des marchés financiers* (AMF) in France, Irish Financial Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa* (CONSOB) in Italy, *Kredittilsynet* in Norway, Financial Market Authority (FMA) in Austria, *Rahoitustarkastus* in Finland, *Finansinspektionen* in Sweden, Financial Services Authority (FSA) in United Kingdom, *Commission de surveillance du secteur financier* in Luxembourg, *Bundesanstalt für Finanzdienstleistungsaufsicht* (BaFin) in Germany, *Komisja Papierów Wartosciowych I Gield* in Poland, *Finanstilsynet* in Denmark and *Comisia Nationala a Valorilor Mobiliare* in Romania with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds	USD 199,762,000
(iii)	Estimated total expenses:	Not Applicable
(iv)	Reasons for the offer:	Banking business

6 Yield (Fixed Rate Notes Only)

Not Applicable

7 Historic interest rates

Details of historic LIBOR rates can be obtained from Reuters

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying

Not Applicable

9 Performance of rate[s] of exchange and explanation of effect on value of investment

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying

Not Applicable

11 Operational Information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	No
(ii)	(a) Temporary ISIN Code:	XS0383848305
(ii)	(b) ISIN Code:	XS0346985624
(iii)	(a) Temporary Common Code:	038384830
(iii)	(b) Common Code:	034698562
(iv)	German WKN-code:	Not Applicable
(v)	Private Placement number	Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(vii)	Delivery:	Delivery against payment
(viii)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):	Not Applicable

(ix)	Names (and addresses) of Calculation Agent(s) (if different from Deutsche Bank AG, London Branch):	Not Applicable

12 General Not Applicable

END